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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68831

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FOG Equities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 S LaSalle Street, Suite 502
(No. and Street)

Chicago (City) **Illinois** (State) **60604** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Hewitt, FINOP **212-715-8753**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name)

141 W Jackson Blvd. Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bernard McDevitt**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of , as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

MICHAEL SEVERT
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 11, 2023

Notary Public 2/28/2020

SEC Mail Processing
MAR 02 2020
Washington, DC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the 15c3-3 Exemption Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Fog Equities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fog Equities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fog Equities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fog Equities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fog Equities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Fog Equities, LLC's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2020

FOG Equities, LLC

Annual Audit Report

December 31, 2019

Public Document

Fog Equities, LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	512,753
Deposit with clearing broker		173,451
Commissions receivable, net of $25,000 allowance		627,999
Prepaid expenses and other assets		385,055
Total Assets	$	1,699,258

Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	259,624
Due to clearing broker		371,815
Due to affiliate		39,276
Total Liabilities	$	670,715
Member's Equity		1,028,543
Total Liabilities and Member's Equity	$	1,699,258

See accompanying notes.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2019

1. Organization

FOG Equities, LLC (the "Company") was formed as a limited liability company on December 2, 2010. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a principal on the Chicago Stock Exchange as of June 27, 2011. On June 10, 2013, the company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is to provide equity floor brokerage services to its institutional customers. Effective January 1, 2017, the Company became a wholly owned subsidiary of FCF Group Intermediate Holdings, LLC. The Company has merged with New Albion Partners, LLC ("NAP"), effective January 1, 2019. The Company has assumed all assets and liabilities of NAP as of January 1, 2019.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Accounts Receivable
The Company's receivables are due from various institutional companies, including broker dealers, under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Revenue Recognition
The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contacts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

The Company provides brokerage execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of a specific stock as instructed by the customer. The Company invoices these customers monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

Exchange Rebates
Rebates are based on trade volume executed on the NYSE Chicago Stock Exchange and are credited by the Exchange on a monthly basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2019, the Company held no Level 1, Level 2 or Level 3 investments.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its direct owner/ sole member, FCF Group Intermediate Holdings, LLC, which subsequently passes 100% of its taxable income and expenses to the ultimate holding company, FCF Group Holdings, LLC. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to examinations by major tax jurisdictions for years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2019.

2. Significant Accounting Policies (continued)

Depreciation
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software.

Reclassifications
For the statement of cash flows, certain prior year balances have been reclassified to conform to the current year presentations.

Accounting for Leases
In February 2016, FASB amended the guidance on accounting for leases. The new guidance required leases to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by the qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on July 1, 2019. The commencement date of the lease was June 1, 2019. For further information, see Note 9 – Lease Commitment.

At adoption, the Company recognized lease liabilities of $64,913, representing the present value of the remaining fixed lease payments based on the incremental borrowing rates as of December 31, 2018. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $61,026 at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1). This rule requires the Company to maintain a minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Further, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company's net capital was $255,780 which was $214,575 in excess of the required net capital of $41,205. The Company's aggregated indebtedness to net capital ratio was 2.42 at December 31, 2019.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the year. At December 31, 2019 the Company had an uninsured cash balance of $25,271.

5. Deposit with Clearing Organization

The Company's clearing organization, Wedbush Securities Incorporated ("Clearing firm"), requires that it maintain at least $150,000 in deposits.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities floor broker, the Company acts in an agency only capacity for counterparties such as broker dealers, banks and other financial institutions. The Company does not commit capital or otherwise engage in proprietary trading activities. The Company maintains a fully disclosed clearing agreement with Clearing firm. The agreement between the Company and Clearing firm provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Occupancy

Occupancy expenses are for costs related to maintaining trading position on the floor of the NYSE Chicago Stock Exchange, as well as costs related to off floor office space utilized by the Company.

8. Related Party Transactions

Effective January 1, 2019, the Company maintains an expense sharing agreement with its affiliates under common control (Casey Securities, LLC ("CSEC" and FCF Group Holdings, LLC ("FCF")).

At December 31, 2019, the Company owed CSEC $28,192, which is reflected in due to affiliate on the statement of financial condition.

At December 31, 2019, the Company owed $11,084 to FCF, which is reflected in due to affiliate on the statement of financial condition.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2019

9. Lease Commitment

The Company conducts its operations in leased office facilities under a non-cancellable lease that expires on May 31, 2022. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments, calculated with a 5% discount rate.

The Company's future annual rental commitments or the office facilities as of December 31, 2019 are as follows:

Year Ending December 31		Amount
2020		26,680
2021		27,372
2022		11,525
	Total Lease Payments	65,577
	Less Imputed Interest	(3,706)
	Present Value of Lease Payments	61,867

The following table presents the classification and the balances of the Company's ROU asset and lease liability in the Statement of Financial Condition as of December 31, 2019:

	Classification	Balance
Operating lease assets, net	Prepaid expenses and other assets	$52,644
Operating lease liabilities	Accounts payable and accrued expenses	$61,867

10. Subsequent Events

The Company has evaluated the subsequent events through February 28, 2020, the date which the financial statements were issued, noting no material events requiring disclosure except as noted below.

During the month of January 2020, the Company had member's equity withdrawals totaling $150,000.